ANNEX V

TO

EXHIBIT 4.1

COMPANY DISCLOSURE

The following disclosures represent exceptions to the representations and warranties made by the Company in Section 3 of the Securities Purchase Agreement. Such disclosures are in addition to the exceptions set forth in the Company's SEC Documents. The lettered designations correspond to those in Section 3 of the Securities Purchase Agreement.

j.

The litigation threatened by Tufts Associated Health Plans, Inc. against the Company which is referred to in the Company's SEC Documents could result in a Material Adverse Effect if brought against the Company.

l.

The representations and warranties set forth in this paragraph of Section 3 are correct as to all Company Control Persons who were Company Control Persons as of the date of the Securities Purchase Agreement and as of the Closing Date. The representations and warranties set for in this paragraph of Section 3 are not true as to all Company Control Person who were Company Control Persons at any time during the past 10 years. No disclosure will be required in any SEC Company Document filed with the SEC after the date hereof with respect to any person who was no longer a Company Control Person on the date hereof.

m.	The Company issued the following warrants to consultants in lieu of cash payments as follows:

Date of Grant	Expiration Date	Exercise Price	Number of Shares Subject to Warrant	Shares Exercisable as of 04/07/2003
06/01/2002	06/01/2006	$0.50	60,000	60,000
08/15/2002	08/27/2007	0.42	30,000	30,000
10/01/2002	08/27/2007	0.50	240,000	140,000
11/06/2002	11/06/2007	0.68	60,000	20,000
11/06/2002	11/06/2007	0.75	100,000	100,000
11/18/2002	11/18/2007	0.70	250,000	104,167
02/03/2003	02/03/2007	0.57	6,000	2,000

o.

The Company is in default of paying severance obligations to two former executives which are payable concurrently with the Company's payroll. As of April 11, 2003, the Company will be in default of three payrolls, for these severance obligations, for an aggregate default of approximately $53,000.